

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Rebecca J. Garbrick
Chief Financial Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, TN 37745

>   **Re: Forward Air Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2022**
>   **Filed March 1, 2023**
>   **File No. 000-22490**

Dear Rebecca J. Garbrick:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation